UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Petroleum Onshore US shale briefing J. Michael Yeager Group Executive and Chief Executive, Petroleum 14 November 2011 bhpbilliton resourcing the future bhpbilliton resourcing the future Disclaimer Bhpbilliton resourcing the future Reliance on Third Party Information The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton. Forward Looking Statements This presentation includes forward-looking statements within the meaning of the US Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the US Securities and Exchange Commission. No Offer of Securities Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 2

bhpbilliton resourcing the future

Petroleum briefing agenda

Bhpbilliton resourcing the future

§?Introduction

§?Part 1: Technical overview of the shale industry

§?Part 2: Business update

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 3

bhpbilliton resourcing the future

7th largest independent upstream oil and

gas company by total resource

Shenzi Neptune

Atlantis Mad Dog

Pyrenees Stybarrow

Liverpool Bay

Angostura

Minerva

ROD Zamzama

North West Shelf

Bass Strait

Fayetteville, Haynesville,

Eagle Ford

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 4

bhpbilliton resourcing the future

Outstanding safety performance

Petroleum conventional business safety performance

(Number of incidents)

0

1
2
3
4
5

0

10

20

30

40

50

FY06 FY07 FY08 FY09 FY10 FY11 Q1 FY12

Recordable incidents

Total recordable injury frequency (TRIF)

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 5

(TRIF)

bhpbilliton resourcing the future

Strong production growth

1st back to work in the Gulf of Mexico

Production volumes

(Net, Mboe/d)

200

250

300

350

400

450

FY07 FY08 FY09 FY10 FY11

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 6

bhpbilliton resourcing the future

Part 1: Technical overview of the shale industry

J. Michael Yeager

Group Executive and Chief Executive, Petroleum

14 November 2011

bhpbilliton resourcing the future

Conventional and gas reservoirs versus unconventional oil

§?Conventional reservoirs have sufficient porosity and permeability to allow oil and gas to flow through the rock matrix

§?The pore spaces in shale reservoirs are significantly smaller and more restrictive

§?Unlike a conventional field, the shale acts as both the source and the reservoir for the hydrocarbons

§?Shale reservoirs are deep, with depths of up to 15,000 feet (unlike much shallower coal bed methane reservoirs)

Schematic geology of natural gas resources

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 8

bhpbilliton resourcing the future

Extracting shale resources

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 9

§?To produce profitably, most shale reservoirs require both horizontal drilling and hydraulic fracturing

§?Hydraulic fracturing (or ‘fracing’) is a process used to create fractures within the shale rock matrix to provide a path for the hydrocarbons to move

§?Fracing has been used on over 1 million producing wells and operators now fracture as many as

35,000 wells per year

Impact of hydraulic fracturing

(Cumulative production, MMcf)

0

2,500

5,000

7,500

10,000

0 10 20 30 40 50

No hydraulic

fracturing

4-year old

technology

Current

technology

Source: Company simulation.

(Years)

bhpbilliton resourcing the future

Advancements in technology

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

1821

First commercial

US natural gas

well produces

gas from shale

1860s-1920s

Natural gas is limited to

use in cities close to

producing fields, including

low pressure, fractured

shales in the Appalachian

and Illinois basins

1930s

Technology

developed to lay large

diameter pipelines –

natural gas industry

grows exponentially

1947

Hydraulic fracing

first commercially

employed in Grant

County, Kansas

Source: US Department of Energy, EIA.

Early 1970s

Development of

downhole motors

accelerates – key

to directional

drilling

Slide 10

1980s-1990s

First commercial

horizontal wells

Early 2000s

Initial development of

the Barnett shale play

in Fort Worth, Texas

2002-2008

Multi stage fracing

emerges for both vertical

and horizontal wells

2010+

US shale gas

production rapidly

increases as technology

continues to improve

0

15

30

45

2005 2015 2025

Bcfd

Short development timeline from site

preparation to production

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 11

Preparation

of the site Drilling Hydraulic

fracturing Production

2-4 weeks 2-4 weeks 2-4 weeks Decades

bhpbilliton resourcing the future

Preparation of the site

§?Setting up a well site takes 2-4 weeks and includes:

– Construction of roads for the transport of heavy equipment such as the drill rig

– Levelling of the site

– Structures for erosion control

– Construction of lined pits to hold drilling fluids and drill cuttings

– Placement of racks to hold the drill pipe and casing strings

§?Drilling multiple wells from a single location (a pad) creates efficiencies by reducing the number of site preparations required

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 12

bhpbilliton resourcing the future

Routine drilling operations

§?The well construction process is started by drilling a 20 inch+ diameter hole to a depth of ~100 feet and installing conductor pipe which is cemented back to surface

§?Drilling is continued vertically to a depth below known groundwater; a casing string is installed and cemented back to the surface providing isolation to the groundwater zones (primary barrier)

§?Directional drilling commences and the well path is steered to penetrate the target zone while simultaneously changing the well inclination from vertical to horizontal

§?Horizontal drilling within the target zone continues until the well reaches the planned total measured depth (lateral length of approximately 5,000 to 6,000 feet)

§?A production casing string is installed and cemented in place (secondary barrier for groundwater zones)

Schematic of horizontal drilling through a shale formation

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 13

bhpbilliton resourcing the future

Hydraulic fracturing – the process

1. The horizontal section of the wellbore is perforated with explosive charges, thousands of feet underground within the target zone of the shale formation

2. The perforation tunnels that are created provide communication from the wellbore to the shale formation

3. Fluid and proppant (sand) are pumped into the well at high pressure

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 14

bhpbilliton resourcing the future

Hydraulic fracturing – the process

4. Fractures are created and expanded through the pumping process and are kept open by the proppant

5. The fracturing and pumping process is repeated at multiple intervals of the wellbore – after each stage a plug is installed to provide isolation from the previously fractured interval

6. After all frac stages are completed, the plugs are drilled out and hydrocarbons safely flow back to the surface

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 15

bhpbilliton resourcing the future

Hydraulic product intensive fracturing – equipment and

§?Surface fracturing equipment consists of multiple pumping units, blending units, control units, and adequate supplies of fracture fluid and proppant material

§?Supplies are transported to location and stored in tanks or containers, and then mixed and pumped into the well

§?A typical well uses 100,000 barrels of fresh water and in excess of 5,000,000 pounds of sand for fracing operations

§?Once the fracture operations are completed, a proportion of the fluids are flowed back to the surface where they are treated for reuse or properly disposed

Example of surface equipment used for hydraulic fracturing operations

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 16

bhpbilliton resourcing the future

Minimal environmental impact

The initial footprint is minimised by drilling as many wells together from one location as possible, referred to as ‘pad drilling’

When drilling is completed, the land is restored to its original condition

The production phase creates far less disturbance and can last up to 50 years

Well sites include the well(s) and sometimes limited production and storage equipment

The wells are monitored remotely and accessed only for routine maintenance

Landowners are normally royalty owners

Producing shale gas well

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 17

bhpbilliton resourcing the future

Sustainable resources development of shale

Positive impacts

§?Energy security for the US

§?Employment opportunities

§?Lower carbon emissions though coal substitution

§?Attractive landowner mineral rights

Areas of concern

§?Quantity of water used for hydraulic fracturing

§?Chemicals used in hydraulic fracturing

§?Aquifer and groundwater protection

§?Seismic activity

§?Air and noise pollution

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 18

bhpbilliton resourcing the future

Efficient alternate water forms usage of energy compared to many

Water is critical to shale gas development, specifically for hydraulic fracing

Confined to the drilling phase, this does not represent a long term requirement

Withdrawals from lakes and streams are subject to regulatory review and approval

On a per unit of energy basis, water used for shale gas operations is significantly less than is used in extracting coal or producing corn ethanol

BHP Billiton continues to evaluate technologies for increasing the recycling of produced water as well as the feasibility of using salty water for fracturing

Shale gas plays and population density in the US

Source: IHS CERA and US Census Bureau.

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 19

Chemicals represent a minor component

of the hydraulic fracturing mixture

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 20

Typical composition of a

shale fracturing mixture

§?Hydraulic fracing mixtures are typically

99.5% water and sand

– Chemical additives are required to

enable proppant transport and to

prevent damage to the producing zone

§?BHP Billiton has joined more than 20 other

companies to voluntarily disclose the

chemical additives used in the process

Source: US Department of Energy, Groundwater Protection Council.

bhpbilliton resourcing the future

Multiple barriers protect aquifers

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 21

§?The horizontal section where the

fractures are created is generally over

a mile deeper than any aquifer

§?As with all oil and gas operations, the

well bore is isolated from the

surrounding rock and aquifers using

concentric steel pipes and cement

§?Fracture height is both measureable

and traceable

§?The small percentage of chemicals

used are relatively benign in the

concentration of the deployed fluids

and industry continues to work towards

making them completely benign

Greater

than 1 mile

Schematic of hydraulic fracturing operations

relative to aquifers and groundwater

Aquifer

Shale

bhpbilliton resourcing the future

Shale versus Coal Bed Methane (CBM)

CBM developments are typically much shallower than shale, creating a greater potential for interaction with groundwater resources

Significant amounts of water are produced when coal seam is depressurised to release the gas

Landowners in US shale developments may receive direct royalties and share in the economic benefits of the development

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 22

bhpbilliton resourcing the future

Safe groundwater operations ensure protection of

All oil and gas operations involve the disposal of liquids that must be properly managed

Shale gas production involves the disposal of moderate volumes of water brought up with natural gas during the production process

Water disposal options include underground injection, treatment and discharge or reuse

Although other options are viable, underground injection is BHP Billiton’s preferred water disposal option after the maximum amount is utilised through recycling

Combined with sound operating practices, the underground injection of water substantially reduces any possibility of groundwater contamination

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 23

bhpbilliton resourcing the future

Taking concerns a prudent relating approach to seismic to activity address

Water disposal via deep underground injection has been cited as a potential cause of seismic activity, particularly when injection occurs near to faults

Reviews by scientists at regulatory agencies have been inconclusive as earthquake swarms were recorded decades prior to shale industry activity

Nonetheless, two BHP Billiton water injection wells in Arkansas were voluntarily plugged and abandoned as a precautionary measure

BHP Billiton will continue to dispose of water only in approved wells and facilities and this is not expected to impact our business plans or production growth

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 24

bhpbilliton resourcing the future

Other impacts on local populations

Local impacts (such as land disruption, air quality changes, wildlife issues and noise disturbance) occur during the drilling phase, which lasts only a few weeks

BHP Billiton complies with all environmental regulations, maintains rigid internal processes and actively consults with local communities

The trade off between local impacts and the economic benefits of shale development are ultimately judged at the state and local levels

BHP Billiton’s operating areas are primarily low population density and overwhelmingly favour shale development

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 25

bhpbilliton resourcing the future

Natural source gas is a clean and efficient energy

When reasonable assumptions about industry practices are made, studies agree that in the long term there is a net benefit in moving from coal to gas

As a corporation, our goal is to reduce our greenhouse gas emissions by using clean fuels and by increasing the energy efficiencies in our operations

BHP Billiton sets corporate emissions reduction targets and engages in programs to manage greenhouse gas emissions

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 26

bhpbilliton resourcing the future

Key messages

Hydraulic fracing is essential for shale development and is a routine process that has been used for more than 60 years

We will develop our shale assets in line with our values that we will protect people, the environment and the communities in which we operate

We engage regularly, openly and honestly with our host governments and the people affected by our operations, taking their concerns into account in our decision making

Rigorous assessments of all our operations are undertaken as a matter of routine, and we will not undertake any activity that is not in line with our Charter guidelines

We do not expect any material change to our investment plans from sensible regulatory change

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 27

bhpbilliton resourcing the future

Part 2: Business update

J. Michael Yeager

Group Executive and Chief Executive, Petroleum

14 November 2011

Agenda

US shale overview

BHP Billiton’s shale assets

Business outlook

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 29

What makes US shale work?

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

Rig and

services

availability

Large US gas

market

Landowners as

royalty owners

Supportive

regulators

Attractive

fiscal terms

Low population

density in

development

areas

Extensive

pipeline

network

Attractive

geology

Slide 30

Not all shales have this combination of favourable characteristics working together leading Increasing to greater transparency acceptance and knowledge of shale is

Continued positive movement of support for development

Strong state support due to jobs, taxes and carbon reduction

Supply dependability key to new long term demand

Increases US energy self sufficiency for the long term

Industry’s transparency and technology improvements can have further positive impacts on public sentiment

Possible boost to the US economy for decades

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 31

bhpbilliton resourcing the future

Significant ramp up in onshore US shale

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

Source: Wood Mackenzie.

0

1
2
3
4
5
6
7

Jan 08 Jul 08 Jan 09 Jul 09 Jan 10 Jul 10 Jan 11 Jul 11

Barnett

Fayetteville

Marcellus

Eagle Ford

Haynesville

Production

(Bcfd)

Slide 32

bhpbilliton resourcing the future

Shale gas forecast to contribute half of US

supply by 2020

§Shale gas has fundamentally

altered the supply mix

§Increased dependability attracts

customers and regulatory support

§Natural gas is a preferred fuel in a

low carbon world

§Shale forecast to be almost 50% of

total US gas production by 2020

§As long term shale gas supply is

substantiated, current oversupply

will be absorbed

§?LNG export potential and

purchases announced

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 33

Source: Wood Mackenzie.

US natural gas supply

(Bcfd)

US natural gas demand

(Bcfd)

0

20

40

60

80

100

2005 2010 2015 2020 2025 2030

Conventional Net imports Tight gas, CBM Shale

0

20

40

60

80

100

2005 2010 2015 2020 2025 2030

Power Non power

Shale Gas

What BHP Billiton brings to the table

Functional excellence approach:

Systematic improvement to drilling/hydraulic fracturing

Long term technology gains

Scale and leverage to service delivery

Financial ability to do more now and to take a long term approach

Managerial approach to run four simultaneous shale businesses at over US$1 billion annual investment each

. all to create long term shareholder value

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 34

Agenda

US shale overview

BHP Billiton’s shale assets

Business outlook

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 35

Capturing a significant resource position

§Four extremely large and

concentrated acreage positions

§Core positions in each field

§Long-life, expandable production

base

§Attractive position on the

cost/returns curve, offering strong

economic returns and payback

§Proximity to the Gulf of Mexico

allows price arbitrage

opportunities

§?Each field offers key advantages

for long term economic growth

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 36

Liquids area

Dry gas area

Fayetteville – progressing ramp up

§Second largest producer in the play with 487,000 net acres at 58% average operated working interest

§Shallow reservoir depths of 2,000-8,500 feet yield low average drilling and completion costs

§Excellent geology for dependable results and largely derisked through development

§?Current net production 435 MMcfd with pipeline infrastructure in place

§?Total risked net resource potential of 10 Tcf at 70 acre well spacing

§?Total of 6 rigs in the field ramping up to 20 – all rigs to be new build and all now on order

§?Initial service contracts capture significant improvements going forward

§?BHP Billiton team in place – to assume all tasks by April 2012

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 37

Field outline

BHP Billiton interests

Operated acreage

Van Buren Cleburne

White

Faulker

Conway

Pope

Individual well economics

Initial production 3.1 MMcfd

EUR 3.2 Bcf

D&C cost US$3.5 million

Rate of return 16%

Based on November 2011 NYMEX prices.

Eagle Ford offers the highest economic returns of all US shales bhpbilliton
resourcing the future

Isopach map net porosity >9%


Black Hawk
Hawkville Field



- Petrohawk drilled the first commercial well in the Eagle Ford play in 2008 – captured key acreage
- Rated as the lowest cost play among North American shales in the liquids rich regions[1]
- Attractive product mix of natural gas, condensate and NGL
- Highest rig count of US unconventional plays[2]
- Average reservoir depths 10,500-14,000 feet at an approximate D&C cost of US$9-10 million per well
- Total net acreage holding ~332,000 acres[3]
- Current net production 310 MMcfed or 52 Mboe/d (53% liquids)
- Total risked net resource potential 13.5 Tcfe (42% liquids) at 90-100 acre well spacing
- Ramping up from 14 to 26 rigs by 2013
- Potential for reduced well spacing and higher recovery factors

1. Wood Mackenzie.
2. Pritchard Capital Partners "Industry Update" 4 November 2011.
3. Net acreage value includes Hawkville, Black Hawk and Red Hawk fields.

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011
Slide 38

Hawkville has the thickest pay in the

Eagle Ford

§?224,000 net acres with average operated working interest of 85%

§?Contributes >50% of BHP Billiton’s net Eagle Ford production at

180 MMcfed or 30 Mboe/d (36% liquids)

§?Total risked net resource potential 10.7 Tcfe (34% liquids)

§?Liquids pipeline available end FY12 (via third party)

§?Ramping up from 5 to 13 rigs by 2013

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

24,500 ft

10 Bcf0 Bcfe e

Equivalent EUR

(Bcfe)

Slide 39

Individual well economics (rich gas)

Initial

production

5	MMcfd gas

613 bbl/d condensate

EUR 2.5 Bcf gas

250 Mbbl NGL

195 Mbbl condensate

D&C cost US$8.8 million

Rate of return 43%

Individual well economics (lean gas)

Initial

production

8.5 MMcfd gas

EUR 5.0 Bcf gas

207 Mbbl NGL

D&C cost US$9.6 million

Rate of return 15%

Based on November 2011 NYMEX prices.

Based on November 2011 NYMEX prices.

Black Hawk in economic sweet spot of

the play

§?Black Hawk produces the highest value product mix in our

shale portfolio

§?High liquid content substantially improves individual well economics

§?Liquids pipeline available end FY12 (via third party)

§?58,300 net acres at 48% average operated working interest

§?Current net production of 22 Mboe/d (77% liquids)

§?Total risked net resource potential 2.8 Tcfe (72% liquids)

§?Ramping up from 9 to 13 rigs by 2013

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

Equivalent EUR

(Bcfe)

Slide 40

25,500 ft

10 Bc0 Bcf f

Individual well economics

Initial production 3.8 MMcfd gas; 1,615 bbl/d condensate

EUR 1.8 Bcf gas; 220 Mbbl NGL; 550 Mbbl condensate

D&C cost US$9.9 million

Rate of return >100%

Based on November 2011 NYMEX prices.

Haynesville is now the highest producing

shale play in the US

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

Source: Wood Mackenzie.

0

1
2
3
4
5
6
7

Jan 08 Jul 08 Jan 09 Jul 09 Jan 10 Jul 10 Jan 11 Jul 11

Barnett

Fayetteville

Marcellus

Eagle Ford

Haynesville

Production

(Bcfd)

Slide 41

Haynesville is the highest producing gas

field in the US

§?BHP Billiton has the largest amount of the best acreage

in the highest producing gas field in the US

– Strong acreage position with 345,000 net acres in the

Haynesville and Lower Bossier

– Core of the field yields EURs well above field average

– Natural fractures, high TOC1 and over pressured

– Average operated working interest 75% in

Haynesville, and 70% in Lower Bossier

§?Petrohawk has been an industry leader in technical

achievements in this field

§?Direct access to an extensive gas pipeline network with

ample capacity to support production growth

§?Average reservoir depth of 11,800 feet with an average

D&C cost of US$10 million per well (down from

US$15 million per well with technology improvements)

§?Current net production 780 MMcfd

§?Total risked net resource potential of 22 Tcf at

90 acre well spacing

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 42

Haynesville shale EUR contour map

Individual well economics

Initial production 8.5 MMcfd gas

EUR 8 Bcf gas

D&C cost US$10 million

Rate of return 17%

8	Bcf

4	Bcf

0 Bcf

BHP Billiton acreage

Based on November 2011 NYMEX prices.

1. TOC = Total Organic Content.

0

5

10

15

0 100 200 300 400 500

Days on production

bhpbilliton resourcing the future

Higher EUR with rate management

§?Petrohawk pioneered the use of rate

management in the Haynesville

§?Choking back wells during initial

production increases ultimate well

recovery

§?Holding more back pressure keeps

fractures open longer

– Average non-restricted EUR: 4-6 Bcf

– Average restricted EUR: 7-9 Bcf

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 43

0

2
4
6
8

10

Q4 FY08

Q1 FY09

Q2 FY09

Q3 FY09

Q4 FY09

Q1 FY10

Q2 FY10

Q3 FY10

Q4 FY10

Q1 FY11

Q2 FY11

Average individual well EUR

(Bcf)

Restricted well

Non-restricted well

Gas production

(MMcfd)

Permian Basin provides prospective oil

opportunities

§?481 rigs currently drilling industry wide in

the Permian Basin

§?Recent entry into a new liquid rich core

shale area with the acquisition of

325,000 net acres at 86% average

operated working interest1

§?Primarily targeting oil from multiple pay

horizons

§?A highly prospective area with seven

appraisal wells drilled to date and four rigs

currently drilling

§?Very positive early results

§?No volumes projected as plans are not firm

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 44

Delaware

Basin

North

Midland

Basin

South

Midland

Basin

1. Net acreage and average working interest values change with expanding position in the Permian.

High quality shale portfolio

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 45

Field Advantages Opportunities

Fayetteville §?Low cost development

§?Shallow/brittle

§?Rig ramp up

§?Scale/leverage

Eagle Ford §?Liquids rich

§?Industry best field acreage

§?Rig ramp up

§?Reduced well spacing

Haynesville §?Largest core acreage holder

§?Highest EUR per well

§?Controlled rig ramp up

§?Shallower Bossier shale

Permian §?Predominantly liquids

§?Multiple pay horizons

§?Un-appraised acreage

§?Additional land capture

Overall §?Four world class fields, each

with distinct advantages

§?Immediate volume gain

§?Multiple, 30-year

opportunities for optimisation

Agenda

§US shale overview

§?BHP Billiton’s shale assets

§Business outlook

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 46

Shale offers the ability to rapidly increase

volumes and earnings over the long term

§?Conventional oil and gas offers strong returns on a full development basis but expansion capability is limited post investment

§?Shale developments offer strong returns on an individual well basis and are highly expandable in both the short and long term

§?Shale complements our existing conventional portfolio

§?Shale is ripe for a long term technology approach which few companies can do –

cost per well, EUR per well, frac design, lateral length, drilling design, etc

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 47

Conventional Feature Shale

Yes Geologic risk No

5+ years 1st production Months

Years Payback Months

Limited Flexibility Significant

Shenzi Limited Expandability Substantial Eagle Ford well

Shale value chain

§?Production is gathered in flow lines and mineral owners take a percentage of production as a royalty

§?Crude and condensate are separated from wet gas – gas is then processed to separate

Natural Gas Liquids (NGL)

§?Gas price NYMEX benchmarks are translated to regional sales hubs by market differentials

§?Reporting of the ‘upstream’ and the ‘midstream’ is not uniform across the industry

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 48

Stock tanks

Wet gas

(midstream)

Crude and

condensate

Wells Separation

Dry gas

Natural gas

liquids (NGL)

GParso cperossciensgs ing

Components of Onshore US shale

profitability

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011

Revenue

§?Gas revenue

§?Liquids revenue

§?Third party gathering

Cash costs

§?Transportation

§?Gathering and processing

§?Midstream operating costs

§?Upstream operating costs

§?Secondary taxes

Non-cash costs

§?Acquisition amortisation

§?Capital depreciation

Slide 49

Onshore US shale cash and performance

analysis

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 50

§?FY12 production target of 545 Bcfe

(or 90 MMboe) including partial year Petrohawk

§?Liquids component approximately 10% and

rising with rig ramp up in the Eagle Ford

§?Liquids and midstream uplift growing from

US$1.20-1.70/Mcfe over the next two years,

driven by growth in liquids

§?Cash costs averaging US$1.90/Mcfe over the

next two years, fully burdened with

non-recurring retention and transition costs

§?Non-cash costs averaging US$2.60/Mcfe over

the next two years, including amortisation of

acquisition costs

Note: FY12 guidance reflects ownership of Petrohawk assets from 20 August 2011.

Long term plans yield significant

improvements

FY12 impacted by short term items

§?Early stage of liquids development

§?Retention programs for Petrohawk staff

§?Major systems costs for land, revenue accounting, etc

§?Excess transport capacity fees to secure future production

Sources of improvement

§?Liquids percentage to double by FY15, without Permian

§?Scale of service contracts continue to be captured in operating and capital costs

§?Optimisation of well spacing, especially in liquids

§?Advances in fracing and other long term technologies are being pursued now

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 51

Market indicates that prices will rise

§?Gas demand growth with

dependability of supply

§?Higher cost of new developments,

even in the same field

§?Lower gas drilling activity

– Held by production (HBP)

declining, lowering the US rig

count

– Drilling focus shift to shale with

liquids

– Financial circumstances of

smaller players slows

investments

§?Potential for LNG export

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 52

NYMEX natural gas futures

(1 November 2011, US$/MMbtu nominal)

3
4
5
6
7

2012 2013 2014 2015 2016 2017 2018 2019 2020

Onshore US shale outlook

Slide J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 de 53

Forecast production rates (excluding Permian)

(Net, Bcfe/d)

0

1
2
3
4
5
6
7
8

FY12F FY15F FY20F

Forecast capital spend

(Net, real, US$ billion)

0

1
2
3
4
5
6
7

FY12F FY15F FY20F

Note: FY12 guidance reflects ownership of Petrohawk assets from 20 August 2011.

250

Mboe/d

600 +

Mboe/d

1,000 +

Mboe/d

Onshore US shale is an excellent strategic

fit for BHP Billiton

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 54

§?World class accessible resource, material to BHP Billiton

– Large, long-life, low cost, with significant future development

§?Access to the world’s largest gas market

§?Low risk due to adequate production history and extensive delineation drilling

§?Long term investment matches our financial strength

§?Large operated positions, leveraging our organisation and expertise

§?Stable operating environment and attractive US fiscal terms

A significant resource position

- In a single year BHP Billiton Petroleum's resource base has grown by more than 300% to 11 billion barrels of oil equivalent
- BHP Billiton Petroleum is now one of the 10 largest independent upstream oil and gas companies in the world based on total resources
- Onshore US provides years of high return investments at current prices and exposure to numerous technology driven upsides

Combined net risked resources
(MMboe)



12,000
6,000
0
Proved Reserves
Non-proved Resource Potential
3.7 billion BOE
1.7 billion BOE
5.9 billion BOE
11.3 billion BOE
Petroleum 30 June 2010
Fayetteville acquisition
Petrohawk
Combined Resources

Independent upstream oil and gas companies by resources[1]
(Billions of barrels oil equivalent)



20
10
0
Chesapeake, BG, Devon, Anadarko
BHP Billiton Petroleum
Marathon, Hess, Woodside
Post-acquisition
Pre-acquisition

1. Source: Wood Mackenzie.

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 55

Full Petroleum outlook

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 56

§?FY12 volume target of 225 MMboe

§?Onshore US shale combines with

major growth projects in Western

Australia and the Gulf of Mexico

§?Potential to become a 1 MMboe/d

business in less than 5 years

§?Sustained growth through the rest of

the decade with 10%+ CAGR

0

500

1,000

1,500

2,000

FY11 FY12F FY15F FY20F

Production rates

(Net, Mboe/d)

Notes:

FY11 actual reflects ownership of Fayetteville asset from 31 March 2011.

FY12 guidance reflects ownership of Petrohawk assets from 20 August 2011.

Key messages

§?BHP Billiton has captured key positions in four of

the largest, highest value US shale gas/oil fields,

each with unique advantages

§?Shale economics strengthened by premium

geology and liquids content

§?Rig ramp up in quality reservoirs underpins large

anticipated volume growth – can adjust with

market conditions

§?Developments are in industry-friendly locations

and will be managed as per all BHP Billiton

developments

§?Significant shareholder value with huge

resources and long term approach

J. Michael Yeager, Group Executive and Chief Executive, Petroleum, 14 November 2011 Slide 57

bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 14, 2011	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary